August 3, 2006

Wally Griffin
Chairman Board
PacWest Telecom
1776 W. March Lane, ste250
Stockton, CA 95207

Dear Wally:

This letter is to inform you that due to business conflicts I must resign effective August 3, 2006 from the Board of Directors. I believe it goes without saying that I am proud of the accomplishments of the company and excited about its future direction, however the business requirements of several start ups I am involved with does not allow me to devote the kind of attention I would like for PacWest.

Please convey my best wishes to my colleagues on the Board and to Hank and his management team.

Thanks

/s/ Jerry L Johnson

Jerry L. Johnson
Chairman
Radnor Trust Company